Peter Smith Partner T 212.715.9401 F 212.715.8401 psmith@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

June 19, 2020

VIA EDGAR

Christina Chalk
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Choice Healthcare Solutions, Inc. (the “Company”)
PREC14A filed on June 18, 2020
Filed by VIA Acquisition Corp. et al.
File No. 0-53012

Dear Ms. Chalk:

This letter is in response to a supplemental comment from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) by VIA Acquisition Corp. et al. (collectively, the “Filing Person”) with the Securities and Exchange Commission. The specific item is included below in bold print, along with the Filing Person’s response.

1.	FINRA matter relating to Mr. Anthony Salino.

From 2004 to 2010, the Filing Person understands that Mr. Salino was a registered broker employed by a registered broker dealer, Mercer Capital, for which he served in an administrative capacity as Chief Operating Officer, and not as a sales person, supervisor or compliance officer. Mercer Capital was the subject of certain customer arbitration awards, including an award in March 2014 relating to matters that arose in January 2007. Following the death of the owner of the broker-dealer, Mr. Salino was the senior remaining employee at the time, and as such was named as a respondent in the arbitration. However such action arose out of matters with which Mr. Salino had no substantive involvement. Due to Mr. Salino’s inability to pay the March 2014 arbitration award, FINRA suspended Mr. Salino from acting as a broker effective October 27, 2014.

KRAMER LEVIN NAFTALIS & FRANKEL LLP	PARIS | NEW YORK | SILICON VALLEY

U.S. Securities and Exchange Commission
June 19, 2020

It appears that information regarding a self-regulatory organization matter of this nature might be required to be included in the Preliminary Proxy Statement if Mr. Salino were a nominee (under Item 7 of Schedule 14A, which, among other things, calls for the information required by Item 401(f) (including Item 401(f)(8)) of Regulation S-K). In the case of an individual who is a participant, but not a nominee, Schedule 14A appears to call for disclosure of only those matters described in Item 5(b)(1)(iii) of Schedule 14A. Because of that distinction in the rules between the information required with respect to a nominee and the much more limited information required with respect to a participant, the Filing Person, respectfully, does not believe that disclosure regarding this matter is required. Further, given the circumstances and in light of the fact that, among other things, the Company is not engaged in any securities or related business, such disclosure does not appear to the Filing Person to be otherwise material to stockholders in this context.

*           *           *

U.S. Securities and Exchange Commission
June 19, 2020

If you have any questions or comments regarding the Filing Person’s response to the Staff’s supplemental comment, please do not hesitate to contact me at (212) 715-9401.

Sincerely,

/s/ Peter Smith
Peter Smith

cc:	Anthony Salino